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06004168

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RECEIVED MAR 01 2006 209 SEC MAIL PROCESSING SECTION WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-53436

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: .
MKM PARTNERS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1 SOUND SHORE DRIVE
(No. and Street)

GREENWICH	**CT**	**06830**
(City)	(State)	(Zip Code)

PROCESSED MAY 31 2006 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS MESSINA **(203) 861-7542**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last, first, middle name)

ONE BATTERY PARK PLAZA	**NEW YORK**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, THOMAS MESSINA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MKM PARTNERS, LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]

Signature

CEO

Title

ROSLYN S. HARPER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HA6070734
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 2006

Roslyn S. Harper

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

MKM PARTNERS, LLC

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2005

MKM PARTNERS, LLC

INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member of MKM Partners, LLC:

We have audited the accompanying statement of financial condition of MKM Partners, LLC, as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MKM Partners, LLC as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

January 26, 2006 Kaufmann, Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

MKM PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	691,307
Receivable from clearing organization		236,193
Deposit with clearing organization		100,000
Prepaid expenses		7,638
TOTAL ASSETS	$	1,035,138

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	39,030
Member's equity		996,108
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,035,138

The accompanying notes are an integral part
of this financial statement.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

MKM Partners, LLC (the "Company"), was formed as a Connecticut Limited Liability Corporation and is wholly owned by MKM Holdings, LLC, also a Connecticut Limited Liability Corporation.

The Company is a registered broker-dealer with the Securities and Exchange Commission and become a member of the National Association of Securities Dealers, Inc. on March 18, 2002.

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing organization") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2005, all unsettled securities transactions were settled with no resulting liability to the Company. The Company seeks to limit risk associated with non performance by customers by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) The Company records proprietary securities transactions and related profit and loss arising from such transactions on the trade date basis. Commission revenue and related expenses are recorded on a settlement date basis. The revenue and expenses from such transactions would not be not materially different if reported on a trade date basis.

(b) The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2005, and the reported amounts of revenues and expenses during the period then ended. Actual results could differ from those estimates.

(c) The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. See also Note 6.

(d) Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

NOTE 3 - RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization represents cash held by the clearing organization for commissions generated in December 2004 and paid in January 2005. The deposit with the clearing organization is required by the clearing agreement.

NOTE 4 - INCOME TAXES

The Company is a single member limited liability company and is treated as a "disregarded entity" for tax purposes. The Company's assets, liabilities, and items of income, deductions, and tax credits are treated as those of its member owner.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company shares space, equipment and other related support with its 100% owner, MKM Holdings, LLC ("Holdings"). Accordingly, the Company had entered into a management services agreement with Holdings whereby overhead expenses including rent, administrative salaries, supplies and other services, are paid by Holdings. The agreement provides for the allocation of overhead expenses to the Company based on formulas applied to these expenses, including rent, administrative salaries, utilities, equipment lease costs and other overhead expenses. The direct and indirect expenses paid by Holdings and allocated to the Company for 2005 amounted to $4,462,200.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company has provided a standby letter of credit agreement to a third party to secure a contingent liability of Holdings in the amount of $149,993. The third party can access a money market account of the Company, if required, under the terms of the letter of credit. The letter of credit has been reflected in computing net capital which is described more fully in Note 7 below.

NOTE 7 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum capital equal to $100,000. Net capital and aggregate indebtedness change from day to day. At December 31, 2005, the Company had net capital of $838,537 which was $738,537 in excess of the required minimum net capital at that date. The Company's aggregate indebtedness to net capital ratio was .05 to 1.